51-102F3
MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

GreenPower Motor Company Inc. (the "Company" or "GreenPower")
#240 - 209 Carrall Street

Vancouver, BC V6B 2J2

Item 2   Date of Material Change

October 28, 2024

Item 3   News Release

The news release dated October 28, 2024 was disseminated through Cision US Inc.

Item 4   Summary of Material Change

On October 28, 2024, the Company entered into an underwriting agreement (the "Underwriting Agreement") with ThinkEquity LLC (the "Underwriter") relating to the public offering outside of Canada of 3,000,000 common shares of the Company (the "Common Shares") at a public offering price for each Common Share of US$1.00 (the "Share Offering Price") for gross proceeds of US$3,000,000 before deducting 7.0% underwriting discount and offering expenses (the "Offering"). Pursuant to the terms of the Underwriting Agreement, the Company also granted the Underwriter an option (the "Over- Allotment Option"), exercisable for 45 days after the date of the Underwriting Agreement, to purchase up to an additional 450,000 common shares (the "Option Shares"). In addition, the Company agreed to issue and sell to the Underwriter (and/or its designees) options (the "Underwriter's Warrants") to purchase up to 150,000 common shares of the Company, or up to 172,500 common shares of the Company if the Over-Allotment Option is exercised in full.

Item 5   Full Description of Material Change

5.1 Full Description of Material Change

On October 28, 2024, the Company entered into the Underwriting Agreement with the Underwriter relating to the Offering of 3,000,000 Common Shares at the Share Offering Price for gross proceeds of US$3,000,000 before deducting 7.0% underwriting discount and offering expenses.

Further pursuant to the terms of the Underwriting Agreement, the Company also granted the Underwriter the Over-allotment Option, which is exercisable for 45 days after the date of the Underwriting Agreement, to purchase up to an additional 450,000 Common Shares, and in connection with an exercise of the Over-allotment Option, the purchase price to be paid for the Option Shares is equal to the Share Offering Price.

Further pursuant to the Underwriting Agreement, the Company will also issue and sell to the Underwriter (and/or its designees) the Underwriter's Warrants to purchase up to 150,000 common shares of the Company, or up to 172,500 common shares of the Company if the Over-Allotment Option is exercised in full, representing 5% of the aggregate number of Common Shares sold in the Offering and upon exercise of the Over-allotment Option for the aggregate purchase price of US$100.00. The Underwriter's Warrants will be exercisable at any time and from time to time, in whole or in part, during the three year period commencing immediately from the date of issuance, at a per share exercise price equal to US$1.25, which is equal to 125% of the Share Offering Price, subject to any additional terms contained in the agreements representing the Underwriter's Warrants.

ThinkEquity LLC is acting as sole book-running manager for the Offering.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

None.

Item 8   Executive Officer

Fraser Atkinson, CEO, Chairman and Director, (604) 220-8048

Item 9   Date of Report

October 30, 2024